

March 11, 2014

<u>Via E-mail</u>
Thomas A. Aldrich, Esq.
Thompson Hine LLP
3900 Key Center, 127 Public Square
Cleveland, OH 44114

Re: **National Interstate Corporation**
Amended Schedule 14D-9
Filed March 3, 2014
File No. 005-80324

Dear Mr. Aldrich:

We have reviewed your amended filing and have the following additional comments.

<u>Schedule 14D-9</u>

<u>General</u>

1. We note the responses contained in your letter dated March 3, 2014, to our prior comments 5, 6, 11, 14 and 15. Please disclose the substance of each of these responses in an amended Schedule 14D-9.

<u>Background of the Offer, pages 3-8</u>

2. We note your response to our prior comment 7 and re-issue the comment. Please disclose in an amended Schedule 14D-9 the information you currently incorporate by reference. We believe the information should be included in your Schedule 14D-9 to provide complete disclosure to your security holders.

3. We note your response to our prior comments 9 and 10 and re-issue both comments. Given that you act through your directors, it is unclear why you are unable to provide the requested disclosure. To the extent necessary, you could make an inquiry of your own directors to obtain the information.

     Please direct any questions to Austin Stephenson at (202) 551-3192 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

          Sincerely,

          /s/ Daniel F. Duchovny
          Daniel F. Duchovny
          Special Counsel
          Office of Mergers and Acquisitions